UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                          Sphere Drake Holdings Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Shares, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G8345M 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Michael C. Stoddart
                         Electra Investment Trust p.l.c.
                             65 Kingsway, 6th Floor
                         London, WC2B 6QT United Kingdom
                                44 (171) 831-6464
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)
                                  June 23, 1997


--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X]

   .

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities escribed in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


NYFS08...:\62\34462\0003\1751\SCH5217M.44F

                                  SCHEDULE 13D

----------------------------                  ----------------------------------
CUSIP NO.  GB345M 10 1                               PAGE 2 OF 11 PAGES
----------------------------                  ----------------------------------

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 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                Electra Investment Trust p.l.c.


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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [X]
                                                                    (b)  [ ]

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 3        SEC USE ONLY

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 4        SOURCE OF FUNDS

                WC

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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITE S 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

                England
--------------------------------------------------------------------------------

  NUMBER OF         7       SOLE VOTING POWER
   SHARES         --------------------------------------------------------------
BENEFICIALLY        8       SHARED VOTING POWER
  OWNED BY                           2,128,502
    EACH          --------------------------------------------------------------
  REPORTING         9       SOLE DISPOSITIVE POWER
   PERSON
    WITH          --------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER
                                  2,128,502

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,128,502
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             11.6%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                    IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
         -------------------

            This statement relates to the Common Shares, par value $.01 per share (the "Common Stock") of Sphere Drake Holdings Limited (the "Issuer"), a corporation organized under the laws of Bermuda with its pincipal executive offices at Hurst Holme, Trolt Road, Hamilton, HM11, Bermuda.


ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

            (a)   Electra Investment Trust p.l.c.

            (b)   65, Kingsway, 6th Floor, London, WC2B 6QT, England.

            (c) Electra Investment Trust p.l.c. carries on the business of an investment trust, primarily providing equity capital to private companies and for unlisted equity instruments for public companies.

            (d)-(e) During the past five years, none of Electra Investment Trust p.l.c. ("Electra") or any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been involved in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

            (f)   England


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        -------------------------------------------------

            Electra acquired all 1,305,991 shares of Common Stock owned beneficially and of record by it using (pound)788,794.71 in working capital funds. The EPEPs (as defined below) acquired all 822,511 shares of Common Stock owned of record by the EPEPs using (pound)3,814,839.00 in working capital funds.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------
            Electra acquired the shares of Common Stock for investment purposes, and have previously reported ownership on Schedule 13G. Pursuant to an Agreement and Plan of Merger between Fairfax Financial Holdings Limited, Summerfield Limited and Sphere Drake Holdings Limited, dated as of June 23, 1997 (the "Merger Agreement"), the Issuer has agreed to be acquired by Summerfield Limited (the "Merger").

            As part of the Merger Agreement negotiations, Fairfax Financial Holdings Limited and Summerfield Limited indicated to Sphere Drake Holdings Limited that, as a condition and inducement to Fairfax Financial Holdings Limited's and Summerfield Limited's entering into the Merger Agreement and incurring the obligations set forth therein, Fairfax Financial Holdings Limited and Summerfield Limited would require Electra and two other shareholders (the "Other Investors") each to enter into a Stock Option and Voting Agreement, dated June 23, 1997 (each an "Option Agreement"), pursuant to which, among other things, each of Electra and the Other Investors has independently agreed (i) to vote the shares of Common Stock owned by it in favor of the Merger and (ii) to grant Fairfax Financial Holdings Limited an option to purchase such shares, upon the terms and conditions set forth therein. Electra and the Other Investors collectively own approximately 39.8% of the outstanding Common Stock of the Issuer.

            Other than as set forth above, Electra has no plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

            (a) Electra owns 2,128,502 shares of Common Stock of the Issuer, which constitute approximately 11.6% of the outstanding shares of Common Stock of the Issuer (based upon the number of shares of Common Stock outstanding as of May 7, 1997, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997). Of these shares, 1,305,991 are owned beneficially and of record by Electra. Electra Fleming Limited (previously known as Electra Kingsway Limited, ("EFL")) is the investment adviser of Electra. Electra, in turn, owns a 50% interest in EFL. EFL is the investment manager of Electra Private Equity Partners, a fund made up of six limited partnerships (the "EPEPs") whose general partners are authorized only to appoint an investment manager but not to exercise investment authority in their own right. Electra also owns a 45.145% interest in EPEPs. Of the 2,128,502 aggregate amount reported herein as beneficially owned by Electra, 1,305,991 are owned beneficially and of record by Electra and 822,511 shares (constituting 4.5% of the Issuer's issued and outstanding Common Stock) are owned by the EPEPs.

            (b) The persons named in Item 5(a) above possess shared power to direct the vote and disposition of all 2,128,502 shares of Common Stock of the Issuer owned by them.

            (c) No transaction in the Common Shares of the Issuer was effected during the past sixty days by Electra.

            (d)   Not applicable.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         ----------------------------------------------------------------------

            As noted in response to Item 4, in connection with the Merger Agreement, Electra entered into the Option Agreement. Pursuant to the terms of the Option Agreement, Electra has agreed (i) to vote the shares of Common Stock owned by it in favor of the Merger and (ii) to grant Fairfax Financial Holdings Limited an option to purchase such shares, upon the terms and conditions set forth therein.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

            1.    Option Agreement dated June 23, 1997.

                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 19, 1997


                                    ELECTRA INVESTMENT TRUST PLC

                                    By     /s/ Michael C. Stoddart
                                           -----------------------------------
                                           Name: Michael C. Stoddart
                                           Title: Chaiirman

                                                                     Schedule I

                          ELECTRA INVESTMENT TRUST PLC

                               LIST OF DIRECTORS


Name:             Ronald Akers ARMSTRONG,

Address:          32 High Street
                  Bradford,
                  Warwick,
                  Warwickshire,
                  CV35 8BU
                  England

Nationality:      British

Occupation:       Chief Executive

Employer:         Pera Group
                  c/o 65 Kingsway, London WC2B 6QT

Name:             The Rt Hon Thomas Jeremy KING CH MP,

Address:          Doncombe Mill Ford,
                  Chippenham,
                  Wilts,
                  SN148 8RR
                  England

Nationality:      British

Occupation:       Member of Parliament &
                  Non-Executive Director

Employer:         HM Government/Member of Parliament
                  House of Commons
                  Westminister, London,
                  SW1
                  England

Name:             Lord VINSON (Deputy Chairman)

Address:          3 Kynance Mews
                  London,
                  SW4 4QR
                  England

Nationality:      British

Occupation:       Company Director

Employer:         He holds a number of directorships, Including Fleming Income
                  & Growth Trust and Mercury World Mining Trust c/o 65
                  Kingsway, London WC2B 6QT

Name:             Sir John Michael PICKHARD,

Address:          Meadow House,
                  Meadow Walk,
                  Walton-on-the-Hill
                  Tadworth,
                  Surrey,
                  KT20 7UF
                  England

Nationality:      British

Occupation:       Company Director

Employer:         Chairman of London Docklands Development Corporation and a
                  Director of the Automobile Association, Bentalls, United
                  Racecourses Holdings and Wates Leisure c/o 65 Kingsway,
                  London, WC2B 6QT

Name:             Stephen ROBERT

Address:          730 Park Avenue
                  New York
                  10021
                  NEW YORK
                  USA

Nationality:      USA

Occupation:       Chairman and Co-Chief Executive Officer

Employer:         Oppenheimer & Co. Inc.
                  Oppenheimer Tower
                  World Financial Centre
                  New York, NY
                  10281
                  USA

Name:             Michael Craig STODDART (Chairman),

Address:          Compton House
                  Kinver,
                  Nr. Stourbridge
                  West Midlands
                  England

Nationality:      British

Occupation:       Company Director

Employer:         Chairman of BSG International, Garmore Venture Capital Trust
                  and Sphere Drake Holdings, and Director of a number of public and private companies including Bullough and Oppenheimer & Co. Member of the Development Board of the
                  London Business School c/o 65 Kingsway, London, WC2B 6QT

Name:             Robert Brian WILLIAMSON CBE

Address:          23 Paultons Square
                  London
                  SW3 5AP
                  England

Nationality:      British

Occupation:       Banker

Employer:         Gerard Group PLC
                  Cannon Bridge, 25 Dowgate Hill
                  London EC4R 2GN
                  England

Name:             John Peter WILLIAMS

Address:          30 Egerton Crescent
                  London
                  SW3 2EB
                  England

Nationality:      British

Occupation:       Banker

Employer:         David S Smith Holdings Limited He is also a
                  Director of RPC Group
                  c/o 65 Kingsway, London, WC2B 6QT

During the last five years, none of the directors of Electra Investment Trust PLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the directors of Electra Investment Trust PLC was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding were/are they subject to a judgement, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, US Federal or State securities laws or finding any violation with respect to such laws.

                                 EXHIBIT INDEX



EXHIBIT NO.              DESCRIPTION
-----------              -----------

    1 Stock Option and Voting Agreement between Electra Investment Trust P.L.C. and Fairfax Financial Holdings Limited, dated as of June 23, 1997